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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

OMNI Energy Services Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

68210T208

(CUSIP Number)

Rubin Investment Group, Inc.

186 Industrial Center Drive

Lake Helen, FL 32744

386-228-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 68210T109

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Rubin Investment Group, Inc.: 22-3409835

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Rubin Investment Group, Inc. is incorporated in California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,156,500 8. Shared Voting Power 9. Sole Dispositive Power 1,156,500 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,156,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 12.1%

14.	Type of Reporting Person CO

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

Item 1. Security and Issuer.

Rubin Investment Group Inc. (“RIG”) previously filed a Schedule 13D on October 1, 2003 (the “October 2003 Filing”) with respect to shares of common stock, $0.01 par value per share (the “Common Stock”), of OMNI Energy Services Corp. (the “Issuer”), a Louisiana corporation. The address of the principal executive offices of the Issuer is 4500 N.E. Evangeline Thruway, Carencro, Louisiana 70520. This Schedule 13D/A (the “Amendment”) supplements and amends the October 2003 Filing to the extent specified herein. Capitalized terms used but not defined in this Amendment have the meanings given in the October 2003 Filing.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the October 2003 filing is hereby amended as follows:

The aggregate purchase price of the 1,649,998 shares of the Stock covered by this statement is $3,207,596.10. This amount was changed from the original amount of $3,886,661.70 by an executed amendment for the stock purchase contracts. The Stock has not been paid for but payment is due and payable now. RIG is currently awaiting a second letter confirming specific wording changes that RIG has not tried to evince any control over the Issuer and that RIG has no intention of evincing any control over the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 (a)—(b) of the October 2003 filing is hereby amended as follows:

(a) RIG is the beneficial owner of 1,156,500 shares of the Stock, which is 12.1% of the outstanding shares of the Company.

(b) RIG maintains sole investment discretion and voting power over 1,156,500 shares of the Company. RIG maintains sole power to dispose or to direct the disposition of 1,156,500 shares of OMNI Energy Services Corp.

Item 5 is hereby supplemented by adding the following paragraph at the end thereof:

(c) During the period commencing on September 9, 2003, and ending on November 4, 2003, RIG sold, through its broker, an aggregate of 493,498 shares of Issuer Common Stock in a series of transactions at a price per share ranging from $2.38 to $2.79 (the “Sales”). The aggregate consideration received by RIG from the Sales was $1,265,692.19 resulting in an average price per share of approximately $2.56. Prior to the sales RIG beneficially owned approximately 18.1% of the shares of the Issuer Common stock. As a result of sales of Issuer Common Stock by RIG and issuances of Issuer Common Stock by the Issuer which RIG learned about subsequent to the date of the October Filing, RIG beneficially owns approximately 12.1% of the shares of the Issuer Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 5, 2003

Date

Rubin Investment Group, Inc.

By:	/s/ Dan Rubin

Dan Rubin, Chief Executive Officer